Zimmer Holdings, Inc.
345 East Main Street P. O. Box 708 Warsaw, IN 46580 574.276.6131 www.zimmer.com

October 9, 2012

VIA EDGAR

Cecilia Blye

Chief, Office of Global Security Risk

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Zimmer Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 27, 2012

File No. 1-16407

Dear Ms. Blye:

This letter is submitted in response to the Staff’s comment letter, dated September 10, 2012, with respect to the Office of Global Security Risk’s review of the above-referenced filing of Zimmer Holdings, Inc. (“we,” “us,” “our,” “Zimmer” or the “Company”). For your convenience, we have reproduced the text of the Staff’s comments in bold-face below, and our response thereto follows each comment.

General

1.	Please tell us about any contacts with Iran, Syria, or Sudan since your letters to us of April 24, 2009 and May 19, 2009. You disclose in the 10-K that you do business in the Middle East and Africa, regions that include the referenced countries. We note that Zimmer Spine’s website lists a March 3-4, 2011 master class for multiple products in Iran, and that Tehran Sutures Co.’s’ website provides information on your products with a link to your website. As you are aware, Iran, Syria and Sudan are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Iran, Syria and Sudan since your prior letters, whether through subsidiaries, resellers, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contracts you have had with the governments of those countries or entities controlled by those governments.

Cecilia Blye

U.S. Securities and Exchange Commission

October 9, 2012

Response:

Summary

We have not conducted, and do not presently intend to conduct, any business with Sudan. We confirm to the Staff that certain of our subsidiaries have sold and continue to sell commercial, non-sensitive medical devices to Iran and Syria. Prior to January 1, 2012, such sales were made either pursuant to specific licenses issued by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”), respectively, or in full compliance with the laws of the countries with jurisdiction over them. Since January 1, 2012, all such sales have been made pursuant to OFAC and BIS licenses.

Sales to Iran Pursuant to U.S. Treasury Department Licenses

OFAC has issued licenses to four of our U.S. subsidiaries and three of our foreign subsidiaries to sell U.S.-origin medical orthopaedic devices and foreign-made devices with more than de minimis U.S. content to Iran. OFAC also has issued licenses to one of our U.S. subsidiaries and one of our foreign subsidiaries to sell U.S.-origin dental implant products to Iran. The OFAC licenses authorize our U.S. and foreign subsidiaries during the one-year period of the licenses to enter into contracts with the approved purchasers for sale of the licensed products, for delivery within twelve months following the execution of the contracts.

With respect to the orthopaedic products, each of the OFAC licenses authorizes the licensees to enter into contracts for the sale and export of orthopaedic (hip, knee, spine, extremities) products, including orthopaedic plates and screws, fixators, implants, instruments, surgical power tools, and related items, to Tehran Sutures, a private third-party distributor of medical products in Iran, and to certain OFAC-approved hospitals in Iran. The licensed medical products are intended for implantation into civilian patients in Iran, or for use in connection with the implantation surgeries. In the case of the dental products, each of the OFAC licenses authorizes the licensees to enter into contracts for the sale and export of dental implant systems, instruments, surgical motor systems, and related products to Paya Dandan Pishro, a private third-party distributor in Iran, for resale to dentists and dental clinics for implantation into civilian patients in Iran. We are not licensed to provide, and have not provided, to the Iranian purchasers of these medical products any equipment for or technology concerning their manufacture.

The OFAC licenses authorize the licensees to undertake those activities that are ordinarily incident and necessary to the sale of the licensed products, including registering the products for sale in Iran, providing information concerning the use of the products, and training Tehran Sutures, Paya Dandan Pishro, and Iranian professionals on their safe and effective use. In accordance with the licenses, our foreign subsidiaries have trained Iranian professionals during the past three years in

Cecilia Blye

U.S. Securities and Exchange Commission

October 9, 2012

the safe and effective implantation of the licensed orthopaedic and dental products. Such trainings have occurred in one of two forums. First, the Zimmer Institute EMEA, a non-U.S. Zimmer organization that provides training for professionals around the world in the safe and effective use of our products, has organized training sessions at various locations in the Middle East and Europe that are attended by professionals from many countries, including Iran. Two of these training sessions, one in 2009 and one in 2011, took place in Iran. These trainings involve classroom sessions, hands-on training and opportunities to observe surgeries in which Zimmer products are being implanted into patients. Second, a non-U.S. Zimmer affiliate has sponsored eight Iranian professionals to participate in surgeon-to-surgeon training, which involves Iranian professionals traveling to Turkey to observe surgeries in which the licensed Zimmer products are being implanted in patients. In addition, during the past three years, non-U.S. Zimmer affiliates have sponsored Iranian professionals to attend approximately 13 open third-party organized Educational Scientific Congresses in Europe and elsewhere relating to orthopaedic products; these Congresses also provide opportunities for these professionals to learn about Zimmer products.

The OFAC licenses for sale of orthopaedic products expire between December 2012 and February 2013. We expect to seek renewed licenses for sales to Tehran Sutures of orthopaedic and related products. An OFAC license for sale of dental implant products expires in June 2013. In addition, two applications for renewal of dental implant licenses that expired in May 2012 are pending at OFAC; products are still being delivered to the Iranian purchaser pursuant to contracts entered into during the license term, as authorized by OFAC regulations. As authorized by these licenses, Zimmer intends to continue training Iranian professionals in the safe and effective use of the licensed products.

To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the licensees) has entered into any agreements or other commercial arrangements with the government of Iran or entities known to be controlled by the government of Iran.

Sales to Syria Pursuant to U.S. Commerce Department Licenses

BIS has issued licenses to one of our U.S. subsidiaries and one foreign subsidiary to sell implantable knee, hip and spine products and related surgical items to Syria. The current BIS licenses, which have been renewed several times, will expire in November 2012 (knee products) and December 2013 (hip and spine products). The BIS licenses authorize the sale of knee, spine and hip implant products, instruments, and related items to a private, third-party distributor in Syria, Al-Chifa Ltd, for resale to BIS-approved hospitals. We are not licensed to provide, and have not provided, any equipment for or technology concerning the manufacture of these medical products to Syria.

Through the Zimmer Institute, non-U.S. Zimmer affiliates have provided training to Syrian professionals during the past three years in the safe and effective use of the licensed Zimmer products. None of these training sessions has taken place in Syria.

Cecilia Blye

U.S. Securities and Exchange Commission

October 9, 2012

To the best of our knowledge after due inquiry, neither we nor any of our subsidiaries (including the BIS licensees) has entered into any agreements or other commercial arrangements with the government of Syria or entities known to be controlled by the government of Syria.

Sales to Iran and Syria Not Pursuant to U.S. Governmental Licenses

In addition to the sales described above, prior to 2012 our foreign subsidiaries have sold medical devices, including power tools, to Tehran Sutures in Iran and to Al-Chifa in Syria for resale to hospitals and patients in those countries. No U.S. government licensing was required for these sales because they were sales by independent non-U.S. companies of commercial, non-sensitive medical devices that either did not involve any U.S. persons or companies or did not involve any products of U.S. origin or any products containing more than de minimis U.S. content. Since January 1, 2012, all sales to Iran and Syria of Zimmer medical devices, including power tools, have been pursuant to U.S. government licenses.

2.	Please discuss the materiality of your contacts with Iran, Syria and Sudan described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria and Sudan.

Response:

As described more fully below, based on our assessment of both quantitative and qualitative factors, we believe that our contacts with Iran and Syria do not constitute a material investment risk for our security holders, and that we are not likely to be adversely impacted by any investor sentiment with respect to companies that do business with those countries.

Our sales to Iran and Syria represent a very small portion of our total net sales and are not quantitatively material. For the last three fiscal years and the six months ended June 30, 2012, aggregate sales to Iran and Syria represented approximately two-tenths of one percent (0.2%) of our total net sales. Sales of orthopaedic and dental products to Iran during the period were as follows: $4,835,000 (2009); $8,880,530 (2010); $10,018,228 (2011); and $6,898,490 (six months ended June 30, 2012). Sales of orthopaedic products to Syria during the period were as follows: $392,000

Cecilia Blye

U.S. Securities and Exchange Commission

October 9, 2012

(2009); $461,000 (2010); $507,000 (2011); and $290,000 (six months ended June 30, 2012). We have no assets in either of these countries other than leased instruments used by surgeons to implant our orthopaedic products (we generally lease instruments, rather than sell them). We have incurred no liabilities with respect to these sales other than isolated instances in which we repair or replace items under warranty or subject to product recalls; these repair or replacement obligations do not constitute material liabilities.

Qualitatively, the nature of the products sold – medical devices that specifically target the relief of human suffering – supports the conclusion that a reasonable investor would not consider these sales important in making an investment decision relating to our securities. Nor do we believe these sales pose a material risk to our reputation or stock value. While the U.S. has targeted the governments of Iran and Syria for sanctions, it has repeatedly made clear that these sanctions are not intended to cause the citizenry of those countries to be deprived of necessary food and medical supplies. Hence the U.S. government licenses sales of medicines, medical devices and food to Iran and Syria, including our sales, which were made in accordance with applicable laws.

We are aware that various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. However, to our knowledge, we have not received any inquiries or questions from investors or analysts regarding our activities, nor have we received any communications from any of our major stockholders questioning our activities or indicating that they are considering divestment initiatives. Further, to our knowledge, such divestment measures are directed primarily at companies that have made investments in the targeted countries or are involved in the energy sectors of those countries. We have made no such investments, and our sales are of medical devices designed to relieve human suffering.

We will continue to monitor the business, legal and reputational implications of our activities relating to these countries and will include appropriate disclosure in our filings with the Securities and Exchange Commission if we were to conclude that such activities constitute a material risk for us or our security holders.

3.	Please tell us whether the information that you provided in your May 19, 2009 letter regarding dual use products has changed.

Response:

The information provided in our May 19, 2009 letter has not changed. None of the items we have provided to Iran and Syria is classified as a dual-use product and none is regulated under the Commerce Department’s Export Administration Regulations’ Commerce Control List, 15 C.F.R. Part 774. Rather, all are commercial, non-sensitive products that are considered to be “medical devices” as that term is defined in the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. § 321(h), and all are classified (or would be if they were subject to U.S. jurisdiction) as EAR 99 under the Export Administration Regulations.

Cecilia Blye

U.S. Securities and Exchange Commission

October 9, 2012

As requested in your letter, the undersigned, on behalf of the Company, acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to respond to your comments. If you have any questions with respect to this letter or if you require additional information, please contact me directly at (574) 371-8505. You may also reach me via fax at (574) 372-4302.

Respectfully submitted,

/s/ Chad F. Phipps

Chad F. Phipps

Senior Vice President, General Counsel

and Secretary